EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synta Pharmaceuticals Corp.:

We consent to the use of our report dated March 19, 2008, with respect to the consolidated balance sheets of Synta Pharmaceuticals Corp as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report includes a paragraph that states that the Company adopted Statement of Financial Accounting Standard (SFAS) No.123R, Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Boston, Massachusetts

August 6, 2008